Enterra Energy Trust Finalizes Agreements for New Credit Facilities

Calgary, Alberta – (Marketwire – June 30, 2008) – Enterra Energy Trust (“Enterra” or the “Trust”) has signed the definitive lending agreements for revised credit facilities under the terms announced on June 10th.  These agreements are effective and the facility was funded on June 27th.

The revised credit facility consists of a $135 million senior revolving credit facility and a $15 million non-revolving second-lien facility which declines by $3 million per quarter and terminates no later than September 2009.  This second-lien facility can be terminated at any time, at the discretion of Enterra's management.

Interest rates for the new credit facilities have been lowered to the Canadian prime rate plus 0.25% (or Bankers Acceptance plus 1.25%) on the senior facility and Canadian prime plus 2.5% (or Bankers Acceptance plus 3.5%) on the second-lien facility.  This is compared to margins of 1.0% and 5.5% respectively in the terms of the previous agreement.  The rates are determined quarterly according to a grid based on the ratio of bank debt with respect to cash flow with the lowest rates in the grid being Canadian prime rate plus 0.1% (or Bankers Acceptance plus 1.1%) on the senior facility and Canadian prime plus 2.35% (or Bankers Acceptance plus 3.35%) on the second-lien facility.  The current anticipated interest rate on the senior facility is 4.8% and for the second-lien is 6.8% which compares to Q1 2008 rates of 6.23% and 10.69% respectively.

As previously announced, the revised lending agreement continues the restriction on distribution of cash flow to unitholders without express approval of lenders while the second-lien facility is available.  There are no other restrictions on the use of cash flows.  While higher than expected revenues from record commodity prices may allow the second-lien facility to be terminated earlier than its full term ending September 2009, Enterra's management does not intend to consider the reinstatement of distributions prior to November 2008.  The Trust will continue with its stated business plan for 2008 of executing a $30 million capital budget and directing surplus cash flow to debt reduction.

Blaine Boerchers, Chief Financial Officer of Enterra said, “The formalization of the revised lending agreements is an important step for Enterra.  This credit facility provides us with the flexibility to run our business well and recent high prices for oil and natural gas only increase that flexibility. However, we are not changing our plan of modest reinvestment and debt reduction in 2008.”

About Enterra Energy Trust

Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in western Canada and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws, regulatory matters and completion of definitive credit and security documents. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com